Holland+Knight

Tel 703 720 8600
Fax 703 720 8610

Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
www.hklaw.com

Courtney S. Kamlet
703 720 8072
courtney.kamlet@hklaw.com

06018937

December 1, 2006

PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL

SEC MAIL
DEC 0 1 2006
WASH. D.C.
156
SECTION

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dw 12/4

If you have any questions regarding this filing, please do not hesitate to call me at (703) 720-8072 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Courtney S. Kamlet

Courtney S. Kamlet
Holland & Knight LLP

4161201_v1

Business Report for the semi-annual period of the fiscal year ending March 31, 2007

<A Message from Management>

In the semi-annual period ended September 30, 2006, we could achieve the profit increase for consecutive six years by overcoming the effects from the profit decrease resulting from the sales volume decrease in the domestic tobacco business, mainly through the unit price increase accompanying the amendment of retail prices and the cost reduction.

Thus, forecasts for the financial results is revised upward primarily in the domestic tobacco business, which makes the forecasts for the year ending March 31, 2007 exceed those of the previous year.

For this year, we assume that we could start for the achievement of the medium term management plan, "JT 2008" in a favorable manner without experiencing any big troubles among the problem of increased tobacco excise taxes in July 2008.

Overview of the financial results for the semi-annual period of the fiscal year ending March 31, 2007

For the semi-annual period ending March 31, 2007, both net sales and net profits were increased as can be seen in the Table 1.

As for the net sales by business segments, net sales in the domestic tobacco business were decreased primarily due to the large decrease in the sales volume compared with the corresponding figure for the previous year accompanying the increased tobacco excise taxes in July 2007.

Net sales in the international tobacco business were increased due to the increase in the sales volume of Global Flagship Brand, such as Camel, Winston, Mild Seven and Salem, hereinafter "GFB".

Net sales in the pharmaceutical business were decreased primarily due to the lack of the lump-sum income accompanying the licensing of an anti-HIV drug, "JTK-303," to Gilead Sciences which was implemented in the previous semi-annual period.

Net sales in the foods business were increased due to the expansion of vending machine sales channels and the steady sales growth of "Roots," and the business scale expansion centered in the frozen processed foods in the processed foods business.

Net sales excluding taxes for this semi-annual period were 1,022.3 billion yen, increased by 13.6 billion yen compared with the corresponding figure for the previous semi-annual period.

Operating income was 177.8 billion yen, increased by 12.5 billion yen compared with the corresponding figure for the previous semi-annual period, which is the increase in consecutive six years, through overcoming the effects from the decrease in the sales volume resulting from the increased taxes in the domestic tobacco business by increased unit prices accompanying the amendment of retail prices and cost reduction.

Net profits were 122.6 billion yen, increased by 21.6 billion yen compared with the corresponding figure for the previous semi-annual period, which is the increase in the consecutive three years, primarily due to the increase in the recurring profit and the improvement in the extraordinary loss. All indexes reached a record high.

(billions of yen)

	Semi-annual period		Change
	FY 3/2006	FY 3/2007	
Sales (Tax included)	2,346.8	2,377.6	30.7
Sales (Tax excluded)	1,008.6	1,022.3	13.6
EBITDA	227.6	242.3	14.6
Operating income	165.2	177.8	12.5
Reccuring profit	158.3	177.2	18.8
Net income	101.0	122.6	21.6

* EBITDA=Operating income + depreciation and amortization

(Table 1) Semi-annual consolidated financial results

<Review of operation>

Domestic Tobacco

In the domestic tobacco business, domestic aggregate demand and sales volume for JT products were decreased following the increased taxes in July 2007. As the Chart 1 shows, the decreasing ratio compared with the corresponding figure for the previous semi-annual period is expanded to some extent, primarily due to the fact that the environment surrounding smoking is getting more severe. On the other hand, however, the share maintains the same tendency as before, as you can see in the Chart 2.

Although retail prices for Mild Seven products were amended exceeding the increased portion accompanying the increased taxes, the share is in the steady trend partly due to the strong brand equity.

Thus, the competition among JT and its rivals has not changed so much. Net sales excluding taxes per thousand cigarettes remained high level due to the amendment of retail prices in Mild Seven and other products accompanying the amendment of retail prices.

(Chart 1) Domestic aggregate demand and sales volume for JT products



180
160
140
120
100
80
60
40
20
0
Δ3.9%
Δ2.6%
Δ2.4%
Δ4.7%
Δ5.1%
Δ3.1%
Δ3.7%
Δ5.8%
1H FY3/2003
1H FY3/2004
1H FY3/2005
1H FY3/2006
1H FY3/2007
Total demand
Sales volume of JT products*

(Chart 2) Domestic share of JT products*

* New basis = JT's original products + JTI's domestic products (Camel, Winston, Salem, etc.)



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
65.8%
65.3%
64.9%
32.3
32.1
31.9
1H
2H
1H
Mild Seven
Other JT products
Competitors

(Chart 3) Sales excl. taxes per 1,000 cigarettes of JT products*

* New basis = JT's original products + JTI's domestic products (Camel, Winston, Salem,



4,100
4,050
4,000
3,950
3,900
3,850
3,800
3,750
3,700
3,650
3,600
4,050
3,857

International Tobacco

Total sales volume for the term from January to June 2006 in the international tobacco business was increased by 8.7 percent compared with the corresponding figure for the previous semi-annual period, primarily due to the favorable trend in the GFB, on which the JT Group is focusing for profit growth. GFB sales volume increased by 9.1% compared with the corresponding figure for the previous semi-annual period, primarily due to the sales increases of "Camel" in Italy and France, "Winston" in Spain, Iran, Russia, Italy and the Ukraine and "Mild Seven" in Taiwan and Russia.

*With respect to the international tobacco business, the result for the period from January 2006 to June 2006 is included with the result for this semi-annual period.

(Chart 4) Sales volume in the international tobacco business


120
100
80
60
40
20
113.7
70.2
2003
2004
2005
2006
Total Volume
GFB Volume

Pharmaceuticals

In the pharmaceuticals business, one drug entered into a higher stage, one drug in the domestic clinical trial stage entered into the overseas clinical trial stage and one drug entered into clinical trial stage in this semi-annual period. An anti-diabetes mellitus drug, JTT-551, on the domestic clinical trial stage entered into overseas clinical trial stage. Thus, JT is striving to further build up and strengthen its R&D capability in line with the business target of medium term management plan, "JT 2008".

Clinical development (as of October 31, 2006)

Code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1 (Japan)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)

Code	Stage	Indication	Characteristics	Rights
JTT-130 (oral)	Phase2 (Japan) Phase1 (Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1 (Japan)	HIV	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan. (March 2005)
JTT-302 (oral)	Phase1 (Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase1 (Japan)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1(JPN) Phase1(Overseas)	Type 2 diabetes mellitus	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	

Changes from the previous announcement on July 31, 2006:

JTT-551 entered into clinical trial stage overseas.

Foods

Net sales in the foods business were increased due to the expansion of vending machine sales channels and the steady sales growth of "Roots," and the business scale expansion centered in the frozen processed foods in the processed foods business. Net income increased due to the expansion of operational scale and the reduction in fixed costs resulting from the efficient operation.

<Outlook for the fiscal year ending March 2006>

Forecasts of EBITDA, operating income, recurring profit and net income are revised upward for the year ending March 2007 compared with the initial forecasts, primarily due to the fact that net profit for the domestic tobacco business is revised upward resulting from the increased unit prices accompanying increased taxes. Revised forecasts are record high, if accomplished.

Full-term forecasts for FY 3/2007

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Initial forecast B	FY 3/2007 Revised forecast C	Change C-A
Sales incl. taxes	4,637.6	4,770.0	4,770.0	132.3
EBITDA	433.3	409.0	444.0	10.6
Operating income	306.9	270.0	308.0	1.0
Recurring profit	297.8	267.0	310.0	12.1
Net income	201.5	179.0	206.0	4.4

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the domestic and international tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and September 30, 2006

	as of March 31, 2006	*as of September 30, 2006*	*Increase / Decrease*
ASSETS	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT ASSETS:	**1,608,154**	**1,877,778**	**269,624**
FIXED ASSETS:	**1,429,180**	**1,384,897**	**△ 44,283**
Property, plant and equipment:	**596,544**	**592,239**	**△ 4,304**
Buildings and structures	238,049	230,884	△ 7,165
Machinery, equipment and vehicles	144,604	141,042	△ 3,562
Land	138,671	134,639	△ 4,032
Other	75,217	85,673	10,455
Intangible assets:	**579,519**	**549,782**	**△ 29,736**
Goodwill	355,183	349,736	△ 5,447
Trademarks	190,587	170,047	△ 20,540
Other	33,748	29,999	△ 3,749
Investments and other assets:	**253,117**	**242,874**	**△ 10,242**
DEFERRED ASSETS	**44**	**31**	**△ 13**
TOTAL ASSETS	**3,037,378**	**3,262,706**	**225,328**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and September 30, 2006

	as of March 31, 2006	*as of September 30, 2006*	*Increase / Decrease*
LIABILITIES	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT LIABILITIES:	**626,355**	**804,532**	**178,177**
NON-CURRENT LIABILITIES:	**590,950**	**544,370**	**△ 46,580**
TOTAL LIABILITIES	**1,217,305**	**1,348,903**	**131,597**
MINORITY INTERESTS:			
MINORITY INTERESTS	**57,561**	**-**	**△ 57,561**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	**-**	**△ 100,000**
CAPITAL SURPLUS	**736,400**	**-**	**△ 736,400**
RETAINED EARNINGS	**972,511**	**-**	**△ 972,511**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**35,531**	**-**	**△ 35,531**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**△ 7,353**	**-**	**7,353**
TREASURY STOCK	**△ 74,578**	**-**	**74,578**
TOTAL SHAREHOLDERS' EQUITY	**1,762,511**	**-**	**△ 1,762,511**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**3,037,378**	**-**	**△ 3,037,378**
NET ASSETS			
SHAREHOLDERS' EQUITY:	**-**	**1,839,545**	**1,839,545**
Common stock	**-**	**100,000**	**100,000**
Capital surplus	**-**	**736,400**	**736,400**
Retained earnings	**-**	**1,077,723**	**1,077,723**
Treasury stock	**-**	**△ 74,578**	**△ 74,578**
VALUATION AND TRANSLATION ADJUSTMENTS:	**-**	**11,199**	**11,199**
Net unrealized gains on investment securities	**-**	**33,095**	**33,095**
Net deferred gains on hedging instruments	**-**	**1,207**	**1,207**
Foreign currency translation adjustments	**-**	**△ 23,103**	**△ 23,103**
MINORITY INTERESTS	**-**	**63,058**	**63,058**
TOTAL NET ASSETS	**-**	**1,913,803**	**1,913,803**
TOTAL LIABILITIES AND NET ASSETS	**-**	**3,262,706**	**3,262,706**

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006

	For the six months ended		
	September 30, 2005	*September 30, 2006*	*Increase/ Decrease*
	Millions of yen	*Millions of yen*	*Millions of yen*
NET SALES	**2,346,865**	**2,377,625**	**30,759**
COST OF SALES	**1,883,197**	**1,918,387**	**35,189**
Gross profit	**463,668**	**459,237**	**△ 4,430**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**298,396**	**281,393**	**△ 17,003**
Operating income	**165,272**	**177,844**	**12,572**
NON-OPERATING INCOME:	**4,991**	**10,913**	**5,922**
NON-OPERATING EXPENSES:	**11,882**	**11,482**	**△ 399**
Recurring profit	**158,381**	**177,275**	**18,894**
EXTRAORDINARY PROFIT:	**37,939**	**32,593**	**△ 5,345**
EXTRAORDINARY LOSS:	**33,783**	**8,414**	**△ 25,369**
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**162,537**	**201,454**	**38,917**
INCOME TAXES-CURRENT	59,397	76,336	16,939
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	2,139	2,464	325
NET INCOME	**101,000**	**122,653**	**21,653**

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2006 and for the year ended March, 2006

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	Increase/ Decrease
	Millions of yen	Millions of yen	Millions of yen
Net cash provided by operating activities	**55,246**	**265,062**	**209,816**
Net cash provided by (used in) investing activities	**5,929**	**△ 293,227**	**△ 299,156**
Net cash used in financing activities	**△ 20,692**	**△ 6,450**	**14,241**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**4,523**	**△ 1,443**	**△ 5,966**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**45,006**	**△ 36,059**	**△ 81,065**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**829,087**	**920,141**	**91,054**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**874,094**	**884,082**	**9,988**

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For the month of November 2006, Japan Tobacco Inc. has no Japanese language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English document listed below is included in EXHIBIT B hereto)

1. Business Report for the Semi-Annual Period of the Fiscal Year ending March 31, 2007

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English document referred to in ANNEX, Section B, item 1.